15026176

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grey Bassett, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Indian Head Rd.
(No. and Street)

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name - *if individual, state last, first, middle name*)

10 Cutter Mill Rd.	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 4/20

tg 4/20

OATH OR AFFIRMATION

I, Carol Romaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grey Bassett, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YOLANDA TARA PAGE
Notary Public
Connecticut
My Commission Expires May 31, 2018

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GREY BASSETT, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

GREY BASSETT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

INDEX

Grey Bassett LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	2,462
Fixed assets, net		1,253
Prepaid expenses		1,025
Other assets		339
Total Assets	$	5,079
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	7,390
		7,390
Member's equity		(2,311)
Total Liabilities and Member's Equity	$	5,079

See accompanying notes to the Statement of Financial Condition

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Grey Bassett, LLC (the "Company") was formed on October 30, 2008 as a limited liability company under the laws of the State of Connecticut. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides various consulting and advisory services.

During February 2014, the Company terminated its relationship with its only customer, and as a result, has had no revenues since that time. As of the date of this financial statement, the Company has not established any new customer relationships and is not currently generating any revenue. Moreover, and further described in Note 2, the Company is not currently in compliance with minimum net capital requirements and therefore is not able provide any broker dealer services to customers until sufficient additional capital is infused into the Company. In addition, and as further described in Note 3, the Company is deficient in certain other regulatory requirements as well. While the Company is seeking to obtain additional capital, establish new customer relationships and cure these other regulatory deficiencies, there can be no assurances that any or all of these will occur. As a result, the Company's ability to continue as a going concern is in question.

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value of Instruments
The Company's financial instruments are cash, fees receivable and accounts payable. The recorded value of the cash, fees receivable and accounts payable approximate their fair values based on their short-term nature.

Equipment
Equipment is carried at cost less accumulated depreciation. Depreciation is recorded on a straight line basis over the estimated useful life of the asset.

Income Taxes
The Company is organized as a single member limited liability company and is recognized as a sole proprietor for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the member.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes (Continued)
In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognized the effect of tax positions only when they are more than likely not to be sustained. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of at least $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014 the Company maintained net capital of ($4,929) which was $9,949 deficient of its required net capital requirement of $5,000, and the ratio of aggregated indebtedness to net capital was (149.93) to 1. Such deficiency has continued through the date of these financial statements, and as such the Company is not permitted to perform any broker dealer services until such time this deficiency is cured. See also Footnote 1.

NOTE 3 – OTHER REGULATORY REQUIREMENTS

In accordance with FINRA Rule 4360, the firm is required to maintain a certain level of fidelity bond coverage. While the firm maintained such coverage during the year ended December 31, 2014, the bond lapsed in January 2015, and as of the date of these financial statements, a new bond has not been established.

In accordance with FINRA Rule 1250, the Company is required to comply with certain continuing education requirements. As of the date of these financial statements, the sole general securities principal was not in compliance with such requirements, and as such, the Company cannot perform any broker dealer services until such deficiency is cured.

In accordance with SEC Rule 17a-5(d), the Company was required to file its audited financial statements with the Securities and Exchange Commission by March 1, 2015. The Company did not file its financial statements on a timely basis, but intends to do so concurrently with the issuance of these financial statements.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated events that have occurred after December 31, 2014 through the date of this report that would require recognition or disclosure in the financial statements.

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Grey Bassett, LLC
Riverside, Connecticut

We have audited the accompanying statement of financial condition of Grey Bassett, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Grey Bassett, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Grey Bassett, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As shown in the financial statement, the Company had a deficit in member's equity of $2,311 as of December 31, 2014. As described more fully in Note 1 to the financial statement the Company's sole source of revenue was terminated in 2014. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
April 8, 2015